EXHIBIT 99.5

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares with a par value of €0.06 per share and high voting shares of Sono Group N.V. and that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of April 11, 2024.

SVSE LLC

By:	/s/ George O’Leary
Name: George O’Leary
Title: Sole Member

George O’Leary

/s/ George O’Leary